[DECHERT LLP LETTERHEAD]

August 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:      Sage Quant ETF Trust

Ladies and Gentlemen:

Enclosed for filing on behalf of Sage Quant ETF Trust (“Trust”), a newly organized open-end management investment company, is one copy of the Trust’s initial registration statement under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) on Form N-1A (“Registration Statement”), in electronic format.  The Trust also has separately filed a Notification of Registration under the 1940 Act on Form N-8A.

Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3302.

Sincerely,

/s/ Jane A. Kanter
Jane A. Kanter